Exhibit 99.1

Stratasys Ltd.

Compensation Policy for Executive Officers and Directors

as Re-adopted by Shareholders on November 23, 2021~~September 13, 2018~~

This document sets forth the compensation policy of Stratasys Ltd. and its subsidiaries (collectively, “Stratasys” or the “Company”) for its executive officers and directors.

For purposes of this policy, “executive officers” shall mean “office holders,” as such term is defined in the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), including Stratasys’ Chief Executive Officer (the “CEO”) and Executive Vice Presidents, but excluding Stratasys’ directors, unless otherwise expressly indicated (as referenced above, directors are, nevertheless, subject to this policy).  It is hereby clarified that this policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from provisions of applicable law that may not be limited or derogated from. Pursuant to the Israeli Companies Law, shareholder approval is generally required to approve compensation to Stratasys’ CEO and its directors. In case of any amendment to provisions of the Israeli Companies Law and any other applicable rules and regulations in a manner that will facilitate Stratasys’ ability to more readily approve or pay executive officer or director compensation, Stratasys shall be entitled to follow those provisions even if they contradict the principles of this policy.

The Compensation Committee of Stratasys’ Board of Directors (the “Committee”) and Stratasys’ Board of Directors (the “Board”) will periodically review this policy to ensure that its provisions and implementation are aligned with the Company’s compensation philosophy and with applicable legal and regulatory requirements. This policy shall apply to any compensation arrangement (including amendment of an existing compensation arrangement) of an executive officer or director that is approved following its adoption by the Company’s shareholders, and shall not impact, in any manner, any compensation arrangement approved prior to such adoption.

This policy is not intended to establish personal terms and conditions for specific executive officers and directors, but rather to set forth objective principles and parameters which will apply to all executive officers and directors. This policy sets forth maximum and minimum amounts only, and nothing in this policy shall obligate the Company to grant any particular type or amount of compensation to any executive officer or director, unless expressly stated otherwise.

Compensation Objectives

Stratasys executive officers’ compensation objectives, as outlined below, should be designed to: (i) encourage pay-for-performance; (ii) align executive officers’ interests with those of the Company and its shareholders over the long term; (iii) encourage balanced risk management; and (iv) provide a competitive compensation package.

Pay-for-performance: Stratasys aims to incentivize its executive officers by strengthening the link between their compensation and performance. Therefore, a significant portion of the total compensation package provided to executive officers is based on measures that reflect both Stratasys’ short- and long-term performance, as well as the executive officer’s individual performance and impact on shareholder value. In order to strengthen this link, Stratasys defines clear and measurable quantitative and qualitative objectives that, in combination, are expected to improve Company results and returns to shareholders.

Aligning executive officers’ interests with those of the Company and its shareholders: In order to promote retention and motivate executive officers to focus on long-term objectives and performance of the Company’s shares, a portion of the compensation packages of Stratasys’ executive officers should be comprised of equity-based compensation, in order to create a direct link between the interests of executive officers and the interests of Stratasys and its shareholders.

Risk management: Compensation is generally intended to be structured in a manner that creates an incentive to deliver high performance (both long- and short-term) while taking into account Stratasys’ risk management philosophy and without undue pressure to take excessive risks, thus leading to a balanced and effective risk-taking approach. This may be achieved by using tools such as (i) placing maximum thresholds on eligibility for selected short- and long-term incentives; (ii) using key performance indicators that are designed to reduce incentives to take excessive risks; and (iii) granting a mix of equity-based compensation types that have long-term vesting schedules, which tie the awards to a longer performance cycle.

Competitiveness: Stratasys competes with global and emerging companies to attract and retain highly talented professionals with the capabilities to promote creativity, manage its complex business and worldwide operations and execute its strategy. For these reasons, the total compensation package for Stratasys executive officers should generally be targeted to be competitive with Stratasys’ peer group, which includes similar companies, as well as companies that compete with Stratasys for similar talent and companies in the relevant geographical location. Executive officers’ total compensation may deviate from the target level as required to attract or retain certain individuals or reflect their respective characteristics or performance.

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Stratasys’ executive officer compensation philosophy also values the following principles:

Promotion of the Company’s goals and supporting Stratasys’ business strategy and Annual Operating Plan (the “AOP”);

●	Paying employees equitably relative to one another based on their roles and responsibilities, educational background, skills, expertise, prior professional experience, achievements, seniority and location;

●	Embedding a culture of high performance with high integrity; and

●	Encouraging good corporate governance practices.

Compensation Elements

Stratasys’ executive officers’ compensation packages should generally be composed of the following elements:

●	Base salary

●	Cash bonuses

●	Equity-based compensation

●	Benefits and perquisites

●	Retirement and severance arrangements

Stratasys’ target ranges for the allocation of annual compensation of its executive officers among base salary, annual cash bonuses and equity-based compensation is set forth in the table below:

Element	Target Range for Percentage of Total Annual Compensation
Base Salary	15%-50%
Annual Cash Bonus	15%-35%
Equity-Based Compensation	30%-70%

The target ranges express the optimal pay mix in the event that all performance measures are achieved at target levels and provided all compensation elements detailed in the table above are granted with respect to a given year. Performance in any given year that is lower than target levels or exceeds target levels may result in no payout or a payout outside of the range of percentages detailed above.

The target compensation mix supports the core principles of Stratasys’ executive officer compensation philosophy of compensating executive officers for performance and aligning their interests with those of the Company and its shareholders, by emphasizing short- and long-term incentives, while considering the fact that different circumstances may warrant different target pay mixes. A large portion of an executive officer’s compensation should therefore be targeted to be “pay at risk” tied to key metrics or other performance criteria of the Company’s growth, consistent with the approach taken by global companies and taking into account that the Company may see fit to incentivize its executive officers to realize key strategic opportunities and pursue innovative strategies, while taking into account measures to mitigate such risk in accordance with its risk management policy.

Set forth below is a description of each of the compensation elements.

Base Salary

Purpose: Base salaries provide stable compensation to executive officers and allow the Company to attract and retain competent executive talent and to maintain a stable management team. Base salaries vary among executive officers and will be individually determined according to each executive officer’s experience and areas of responsibility based on a variety of considerations, including:

●	Professional background: education, knowledge, skills, expertise, professional experience and achievements.

●	Competitiveness: the base salary of executive officers should be evaluated periodically by conducting external benchmarking using a defined peer group, selected according to size, industry, global footprint, nature of activities and competitors for similar talent, as well as the relevant geographical location, as further detailed under “External and Internal Considerations” below.

●	Reasonableness within the Organization: the variation in the relative base salary among the executive officers may reflect the differences in their position, education, scope of responsibilities, location, previous experience in similar roles and their contribution to attainment of Stratasys’ goals, as well as certain legacy matters and special circumstances.

Adjustments to base salary: The Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), may from time to time consider and approve base salary adjustments for executive officers. The main considerations for a salary adjustment are similar to those used in initially determining base salary, and may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Committee and the Board may also consider the previous and existing compensation arrangements of the executive officer whose base salary is being considered for adjustment. In accordance with Section 1B3 to the Companies Regulations (Relief in Transactions With Related Parties), 2000, a non-material change in the terms of compensation of an executive officer who reports to the CEO, will not require the approval of the Committee, as stated in Section 272(C) to the Israeli Companies Law, so long as the change in compensation does not exceed 5% of the annual cost of the fixed compensation component, has been approved by the CEO, and is consistent with the terms of this policy.

Fixed one-time grant: In addition to the base salary and notwithstanding the section entitled “Equity-Based Compensation” below, in circumstances deemed appropriate by the Committee and the Board (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)), executive officers may be awarded an additional fixed one-time cash or equity-based grant upon recruitment or promotion, subject to the discretion of the Committee and the Board.  The maximum amount for any equity-based grant pursuant to this paragraph shall be equal to the economic value of options to purchase 300,000 shares (subject to standard adjustment for changes in capitalization such as stock splits) at the time of grant with the value of such options to be calculated on the basis of an customary market-accepted valuation formula, such as Black-Scholes, or the equivalent economic value in equity-settled restricted stock units (RSUs) or equity-settled performance share units (PSUs) or any combination thereof.

Cash Bonuses

Purpose: The annual cash bonus component aims to ensure that the executive officer is aligned in achieving the Company’s overall annual goals, as well as the executive officer’s individual annual goals. Annual cash bonuses are, therefore, a strictly pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

General: Subsequent to approval of the Company’s AOP at the beginning of each calendar year, the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), shall determine the performance criteria taking into account short- and long-term goals, as well as the Company’s risk management policy. In special circumstances, as determined by the Committee and the Board (e.g., regulatory changes, significant changes in business environment), the Committee and the Board may modify the objectives and/or their relative weights during the calendar year. To the extent permitted by law hereafter, the CEO may determine the performance criteria or considerations for executive officers reporting to him.

Performance criteria: Quantitative and qualitative performance criteria will be used to determine annual cash bonus eligibility, using key performance indicators. Subject to the discretion of the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), such performance criteria will generally be determined based on the AOP and the long-range plan approved by the Board, and will be structured in order to take into account Stratasys’ short- and long-term goals. These performance criteria, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be categorized in three main areas, as described below:

●	Between 60% and 80% — overall Company performance criteria, which are based on actual financial and operational results, such as net revenues, sales, operating profit, earnings per share (EPS) and cash flow;

●	Between 15% and 25% — business unit/ regional/ area of responsibility performance criteria, which are tailored to the specific characteristics of each unit and are aligned with the goals set forth in Stratasys’ annual operating plan and long-range plan; and

●	Up to 20% — quantitative and qualitative individual performance criteria, which are based on specific pre-defined competencies and behaviors as well as the achievement of specific pre-defined goals determined for each individual executive officer.

When determining the allocation of these criteria, the Committee and the Board will consider (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)): (i) emphasizing the high level of accountability to overall Company performance and financial results expected of each executive officer; (ii) creating a personal link between each executive officer’s compensation and the achievement of the corporate goals; (iii) creating a personal link between each executive officer’s compensation and the achievement of business unit goals under his or her responsibility; and (iv) driving individuals to a high-performance culture.

Stratasys’ CEO’s performance will generally be measured as described below:

●	Between 80% and 85% — overall Company performance criteria, similar to those determined for other executive officers (as stated above), reflecting the importance of the CEO’s leadership role and the CEO’s responsibility and contribution, which relate to overall Company performance; and

●	Between 15% and 20% — discretionary evaluation of the CEO’s performance by the Committee and the Board based on quantitative and qualitative criteria.

Parameters: To the extent not already determined in accordance with the criteria below, annual cash bonus parameters will be determined by the Committee and the Board, as applicable, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), taking into account Stratasys’ short- and long-term goals, as well as its risk management policy.

(i) Thresholds — achievement of less than 80% of an executive officer’s performance criteria in a given year (and with respect to the CEO, 85%) will prevent such executive officer from qualifying for an annual cash bonus.

(ii) Target Bonus — the target bonus, which is the annual cash bonus amount that an executive officer will be entitled to receive upon achievement of 100% of his or her performance criteria, will be equal to 50% to 100% of the executive officer’s annual salary as determined by the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO). The target bonus for the CEO will be 120% of the CEO’s annual salary.

(iii) Maximum Bonus — the maximum bonus, which is the maximum annual cash bonus amount that an executive officer will be entitled to receive upon achievement of at least 120% of his or her performance criteria and considerations for any given calendar year, will not exceed 150% of such executive officer’s annual salary.

(iv) Payout Formula — the formula for calculating the annual cash bonus payout at the end of the year shall utilize the target bonus level (which is based upon achievement of 100% of performance criteria) and the thresholds for payment of minimum (achievement of 80% or, in the case of the CEO, 85%, of performance criteria) and maximum (achievement of 120% of performance criteria) bonus amounts and shall compute the bonus payout on a linear basis. The formula may result in a partial bonus payout in the event that an executive officer achieves less than 100% (but not less than 80%, and with respect to the CEO, 85%) of his or her performance criteria.  Under the formula, achievement of performance criteria at the following levels shall result in the following payout levels (as a percentage of target bonus) for all other executive officers and for the CEO, respectively:

Percentage of Performance Criteria Achieved		Percentage of Target Bonus to be Awarded
All Other Executive Officers	CEO	All Other Executive Officers	CEO
80%	85%	0%	0%
90%	92.5%	50%	50%
100%	100%	100%	100%
110%	110%	125%	125%
120%	120%	150%	150%

Notwithstanding the foregoing, the requirement for the annual cash bonus to be based on measurable criteria shall not apply to executive officers who report directly to the CEO, and the annual cash bonus for such officers may be based in whole or in part entirely on discretionary evaluation of their performance.

(v) Budget — the Committee and the Board may set an annual budget for annual cash bonuses awarded to executive officers.

The annual cash bonus parameters are intended to drive motivation and performance continuously higher, while the maximum payout ceiling provides a risk management mechanism that protects Stratasys from excessive risk taking to achieve short-term results that could expose Stratasys to risk in the long term, and aligns target-setting with the pre-defined risk profile of Stratasys.

As a condition for entitlement to an annual cash bonus, an executive officer must be employed at the Company as of the fiscal year-end and must have a period of employment with the Company of at least six (6) calendar months as of such time, provided that employment for less than a full year as of the fiscal year-end shall entitle the officer only to a pro-rated portion of the annual bonus that would otherwise be payable on the basis of the officer’s overall compensation. Notwithstanding the foregoing, in the event of an executive officer’s termination of service or employment during the fiscal year, such executive officer may, nevertheless, be entitled, at the Committee’s and the Board’s discretion, to a partial cash bonus pro-rated to the portion of the year during which such executive officer was employed by the Company, as shall be determined by the Committee and Board.

In addition to the annual cash bonus, in special cases, the Committee and the Board, as applicable, may determine that an executive officer is also entitled to other cash bonuses for completion of a certain achievement or assignment. Such other cash bonuses will also allow Stratasys the flexibility to adapt to unexpected or unaccounted-for events or occurrences. The conditions for receipt of such other cash bonuses and the method of calculation thereof will be determined by the Committee and the Board, and to the extent permitted by law, by the Chief Executive Officer, as applicable. Notwithstanding, the Committee and the Board may grant other cash bonuses for significant or extraordinary achievements or efforts that produced an exceptional result, based solely on their discretion, provided that the total amount of other (i.e., in addition to annual) cash bonuses awarded to an executive officer for any given year will not exceed 50% of such executive officer’s annual base salary.

Equity-Based Compensation

Purpose: Equity-based compensation is intended to reward for future performance, as reflected by the market price of Stratasys ordinary shares and/or other performance criteria, and is used to foster a long-term link between executive officers’ interests and the interests of the Company and its shareholders as well as to attract, motivate and retain executive officers for the long term by:

●	Providing executive officers with a meaningful interest in Stratasys’ share performance;

●	Linking equity-based compensation to potential and sustained performance; and

●	Spreading benefits over time through the vesting period mechanism.

Equity grant determinations: Equity-based awards will generally be granted to executive officers on an annual basis, and at such other times as the Committee and the Board deem appropriate, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), including for newly hired or promoted executive officers. Notwithstanding the foregoing, the Committee and the Board may determine with respect to a specific year that no equity-based awards will be granted to all or any particular executive officers.

Equity-based awards will be granted pursuant to the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan and/or any other long-term incentive plan(s) that Stratasys may adopt in the future and generally on terms and conditions provided for therein and as determined by the Committee and the Board on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), provided that any such terms and conditions are in line with the following:

(a)	Time-based equity awards: Equity-based awards structured as time-based equity-based awards (aimed to reward long-term performance, as reflected by the market price of Stratasys ordinary shares) will include a time-vesting period. Equity-based awards will have an overall exercise term of several years, structured in order to retain executive officers and maintain their commitment to increasing Company and shareholder value over the long term. These types of awards may include stock options and/or restricted stock units.

(b)	Performance-based equity awards: Equity-based awards structured as performance-based awards will vest upon the achievement of pre-determined performance criteria. The amount of such performance-based awards may also be subject to achievement of such pre-determined performance criteria. Performance measurement periods for performance-based equity awards will be for specified periods that express the long-term performance goals that Stratasys wishes to achieve. Following the performance measurement period, additional time-based vesting requirements may also apply. The vesting criteria for performance-based equity awards will be based on performance criteria, such as financial parameters and/or stock performance parameters, which may be determined as an absolute parameter (e.g., earnings per share (EPS), total shareholder return (TSR), or stock price) and/or as a parameter that is relative to a peer group (e.g., ratio of TSR to peer group TSR). These types of awards may include performance stock units and/or market stock units.

(c)	Vesting of equity-based awards: ~~Generally, t~~The minimum vesting period of all equity-based awards ~~an option award will commence~~ to be granted to officers will commence (i.e., the first cliff on any given award) at least one year following the grant date and each such award will generally vest in full over a period between three to five years subject to achievement of service and/or performance conditions. Awards to be granted to directors will generally vest during a period equal to the shorter of the director's term of office, or one year, unless otherwise approved by the shareholders.~~, unless determined otherwise in a specific award agreement approved by the Committee and the Board~~. ~~continue on a quarterly basis over the course of the remaining three-year vesting period thereafter until the award is fully vested~~. ~~The vesting period for an award of restricted stock units (RSUs) will generally commence two years following the grant date and will continue on a quarterly basis over the course of a year vesting period thereafter until the award is fully vested. An award of performance stock units (if granted) will generally vest over the course of a three year vesting period from the date of grant.~~

Solely for the sake of clarity, the above vesting conditions shall not apply to Employee ~~Stock~~ Share Purchase Plans, which involve deductions from salaries to purchase the Company’s shares

The target monetary grant date value of executive officers’ equity-based grants will be determined by the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), taking into account, inter alia, Stratasys’ pay mix targets, the desired mix of equity-based vehicles, the executive officer’s contribution to Company performance and desired competitive compensation levels. In concert with establishing the target monetary grant-date value, the Committee and the Board will also determine (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)) the mix of equity-based vehicles for each grant, which may include various types of time-based and performance-based equity-based vehicles, including, but not limited to, stock options, restricted stock units, performance stock units, market stock units and/or other share-based awards. The value of each type of equity-based vehicle will be determined in accordance with accepted valuation and accounting principles, as they apply to the relevant type of equity-based vehicle. The mix of equity vehicles and the relative weight assigned to each type of equity-based vehicle out of the total equity-based grant will be structured to enhance the executive officers’ commitment to increasing Company and shareholder value and will be designed to encourage balanced and effective business risk-taking. The Committee and the Board may change the allocation and elements of the equity mix from time to time.

Caps on equity-based compensation:

●	Equity budget — the Committee and the Board (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)) may set an annual budget for equity-based compensation awarded to executive officers.

●	Cap at grant date — the total monetary grant date value of the equity-based compensation awarded to a single executive officer per annum shall not exceed US $6.0M and shall not exceed 80% of each executive officer’s total compensation package in a given calendar year, except as otherwise specified in this Policy.

Benefits and Perquisites

Purpose: Benefits and perquisites increase the economic security of Stratasys’ employees, including its executive officers, and in doing so, improve employee/ executive officer retention across the Company and its subsidiaries. As such, it is one component of Stratasys’ reward management.

Potential categories of benefits:

a.	The social benefits and other benefits that may be provided to Stratasys’ executive officers may include any of the following (including gross-up of the benefit value of any of the following for tax purposes):

(a)	Pension

(b)	Education fund

(c)	Severance pay

(d)	Managers insurance

(e)	Employer’s allocations for 401(k) funds (for US employees)

(f)	Medical insurance (general, vision and dental) and life insurance, including with respect to immediate family members

(g)	Disability insurance

(h)	Periodic medical examination

(i)	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance

(j)	Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof

(k)	Paid vacation, including, if applicable, the redemption thereof

(l)	Sick days

(m)	Holiday and special occasion gifts

(n)	Recuperation pay

(o)	Expense reimbursement

(p)	Payments or participation in relocation and related costs, perquisites and expenses

(q)	COBRA (for US employees)

(r)	Change-of-control provisions

(s)	Loans or advances (to the extent permitted under applicable law)

(t)	Professional or academic courses or studies

(u)	Newspaper or online subscriptions

(v)	Professional membership dues or subscription fees

(w)	Professional advice or analysis (such as pension, insurance and tax)

(x)	Other benefits generally provided to Company employees (or any applicable affiliate or division)

(y)	Other benefits or entitlements mandated by applicable law

Stratasys may also provide to its executive officers other benefits and entitlements that are part of compensation practices in its industry, relevant geographical location, region of activity or jurisdiction.

Relevant factors for determining benefits: Social and other benefits must also take into account the prevailing conditions in the Company’s market (“benchmarking”). In addition, additional benefits are unique and depend upon the prevailing customs in different countries. Therefore, when the Company enters into employment agreements with executive officers for positions outside of Israel, such officers may be entitled to receive additional or fringe benefits according to the prevailing customs and practice in their country of service for executive officers of similar rank in the countries in which they serve, subject to the limits described in this policy. This country-specific approach is intended to ensure the competitiveness of the employment terms and conditions offered by the Company relative to its competitors in the relevant countries.

Retirement and Severance Arrangements

Purpose: Depending on the circumstances, Stratasys may provide certain post-service or post-employment benefits, compensation or protection to its executive officers, which helps it to attract, motivate and retain highly talented professionals globally for long-term leadership positions, and express recognition of such executive officers’ contribution to Stratasys during their tenure with the Company.

General: In determining whether to offer retirement or termination of service or employment arrangements, the Committee and Board may consider the circumstances surrounding such retirement or termination, the term of service or employment of the executive officer, his/her compensation package during such period, market practice in the relevant geographic location, Stratasys’ performance during such period and the executive officer’s contribution to Stratasys’ achieving its goals and maximizing its profits. For example, the Committee and the Board may, at their discretion, determine not to provide some or any post-service or post-employment benefits, compensation or protection, in the event of termination for “cause,” as defined in the applicable arrangement or plan document.

Post-service or employment benefits, compensation or protection: Executive officers’ post-service or employment benefits, compensation or protection, may include, without limitation, one or more of the following:

●	Advance notice: advance notice of termination for a certain period of time, not to exceed 12 months for CEO, and 6 months for other executive officers, during which an executive officer will be entitled to receive full compensation for service or employment and will be required to continue to perform his or her duties, unless otherwise determined by the Company.

●	Release of severance amounts: release of severance amounts statutorily accrued and accumulated in an executive officer’s Pension Fund and/or Managers Insurance and/or Provident Fund (the “Funds”).

●	Severance payment: a severance payment of up to the product of 200% of the last monthly base salary and the number of years of employment ~~(less severance amounts accumulated in the Funds)~~.

●	COBRA (for US employees): The Consolidated Omnibus Budget Reconciliation Act (COBRA) gives employees (including executive officers) and their families the right to choose to continue group health benefits provided by the Stratasys group health plan for limited periods of time under certain circumstances.

●	Non-compete: up to 12 monthly base salaries (and for the CEO, 24 monthly base salaries) in consideration for the executive officer’s undertaking not to compete for at least one year following termination and in the case of the CEO two years. Payments shall cease and Stratasys may reclaim any amounts paid in this regard in the event of a breach of such undertaking (in addition to any other remedies available).

●	Change of control: upon termination of service or employment by the Company without “cause” or by the executive officer for “good reason”, one year or less following a merger, a package of up to $1 million. Such “double-trigger” arrangements enable management to evaluate and support potential transactions that might be beneficial to shareholders even though the result would be a change of control of Stratasys, while attempting to alleviate any uncertainties in connection therewith. The limit set in this paragraph shall not apply in the context of payments that may be made pursuant to the negotiated terms of a merger or acquisition by the Company.

●	Discretionary payment: for executive officers who have served at the Company for five years or more, in special circumstances determined by the Committee and the Board (which may be based on the recommendations of the CEO (with respect to executive officers other than the CEO)), a special one-time payment upon retirement or termination in an amount not to exceed 200% of the annual base salary, in acknowledgment of their special contribution to the Company and circumstances of retirement or termination, as determined by the Committee and the Board no earlier than a reasonable time prior to retirement or termination of their service or employment.

Notwithstanding anything to the contrary in the foregoing provisions, the executive officers’ severance payments and other post-service or employment benefits described in the immediately foregoing bullet points entitled “Severance payment”, “Non-compete”, “Change of control” and “Discretionary payment” (but excluding statutorily accrued severance payments referred to under the foregoing bullet point “Release of severance amounts”) shall not cumulatively exceed the product of twenty-four (24) and the executive officer's last monthly base salary.

Committee and Board Discretion: The Committee and the Board may determine that any or all post-service or employment benefits, compensation or protection (as well as any portion thereof) will be granted in consideration for and/or conditioned upon or subject to the fulfillment of one or more conditions or undertakings (e.g., confidentiality and/or non-compete obligations).

Exceptional Matters: The above limitations shall not apply (a) if otherwise mandated by the labor law of the jurisdiction in which the executive officer is employed by the Company, or (b) in such cases that an executive officer has joined the Company by virtue of a corporate transaction such as an acquisition, merger or similar transaction, and the compensation of said officer is either based on past practice prior to the consummation of said transaction or has been set in connection with said transaction.

External and Internal Considerations

External benchmarks:

●	Companies of similar size or financial characteristics in North America, Israel and Western Europe;

●	Industry peers in North America, Israel and Western Europe;

●	Companies in relevant geographic locations that compete with Stratasys for similar talent.

In addition, the Committee may collect data with respect to specific locations regarding certain compensation elements, as well as other published data, when appropriate, for comparable competencies. While the total compensation package for executive officers at Stratasys is generally targeted competitively with Stratasys’ peer group, individual compensation packages may vary as they are designed to be flexible so that compensation best reflects the individual’s experience, performance, and geographic location, and the business need to attract and retain specific talent.

Reasonableness within the Organization: In addition to external benchmarking, the Committee and the Board may periodically review relevant internal ratios between executive officers’ compensation and the compensation of all other employees, and specifically the average and median values of all other employees’ compensation, and its potential effect on the work relations within Stratasys. As a global company, with complex world-wide operations, Stratasys positions its executive officers’ compensation on a competitive scale commensurate with each executive officer’s role and responsibility. Where deemed appropriate by the Committee and the Board, the Committee and the Board may review internal ratios between executive officers and employees in relevant geographies as well.

Previous and existing compensation arrangements: When considering the compensation package of an executive officer, the Committee and the Board may consider the previous and existing compensation arrangements of such individual and his or her scope of responsibility.

General Discretion and Clawback

General Discretion: This policy is not intended and should not be interpreted as providing for the grant or creating an obligation on the part of the Company to grant any compensation to all or any particular executive officers or directors. Hence, the Committee and the Board may, at their sole discretion, approve compensation terms which are lower than the thresholds and benchmarks described herein.

Measurable Criteria: To the extent that the Israeli Companies Law requires the utilization of measurable criteria and considerations in a particular determination of compensation of an executive officer or director, any reference in this policy to “performance criteria” or to a similar expression that is relevant to the relevant compensation-related determination shall be deemed to refer to measurable performance criteria or considerations.

Reduction of variable compensation: The Committee and the Board have the right to reduce any variable compensation to be granted to an executive officer due to circumstances determined by the Committee and the Board.

Clawback: Stratasys’ executive officers are required to return any compensation paid to them on the basis of data included in financial statements that turned out to be erroneous and was subsequently restated, during the three year period following filing thereof with the U.S. Securities and Exchange Commission or such other regulatory authority to which the Company provides such financial information. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the executive officer has reclaimed or will reclaim such tax payments from the relevant tax authorities (in which case the executive officer will also be obligated to return such tax amounts).

Notwithstanding the foregoing, in the event that it is discovered that an executive officer engaged in conduct that resulted in a material inaccuracy in Stratasys’ financial statements or caused severe financial or reputational damage to the Company, or in the event that it is discovered that an executive officer breached confidentiality and/or non-compete obligations to Stratasys (as determined by the Committee and the Board), the Committee and the Board shall have broad remedial and disciplinary authority. Such disciplinary action or remedy would vary depending on the facts and circumstances, and may include, without limitation, (i) termination of employment, (ii) initiating an action for breach of fiduciary duty, and (iii) seeking reimbursement of performance-based or incentive compensation paid or awarded to the executive officer.

The Committee and the Board will determine applicable terms to enforce repayment of clawback amounts.

Directors’ Compensation

Objectives: Stratasys aims to attract and retain highly talented directors with the appropriate educational background, qualifications, skills, expertise, prior professional experience and achievements, by providing a competitive compensation program.

Elements: Directors’ compensation is comprised of the following elements:

●	Annual fee

●	Committee service fee ~~Per-meeting fee~~

●	Equity grant

Stratasys Chairman of the Board and Chairman of any ~~the Executive C~~committee of the Board, as well as any other directors that take on increased duties in the activities of the Company, may be paid increased annual fees, ~~in lieu of or~~ supplemental to the ordinary annual ~~per-meeting~~ fees, in recognition of the increased duties imposed on them, subject to statutory requirements.

In addition, Stratasys will reimburse or cover its directors for certain expenses (including travel expenses) incurred in attending Board and committee meetings or performing other services for Stratasys in their capacity as directors.

When considering directors’ compensation, the Committee and the Board may review benchmarking data with respect to compensation of a peer group defined by the Company. In addition to benchmarking, the Committee and the Board may review relevant internal ratios between directors’ compensation and the compensation of all other employees, and specifically the average and median values of all other employees’ compensation, as well as the potential effect on the work relations in Stratasys. The Committee and the Board may also consider directors’ previous and existing compensation arrangements, as well as changes in their scope of duties or responsibilities.

Statutory requirements: Regulations promulgated under the Israeli Companies Law set minimum and maximum amounts and other rules regarding compensation that may be paid to external directors and other designated independent directors. These regulations further provide that the compensation of these independent directors may be determined relative to that of other directors of the Company, as may be the case with Stratasys’ external directors and other designated independent directors.

Directors’ and Executive Officers’ Insurance, Indemnification and Exemption

Elements: Stratasys will exempt its directors and executive officers from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association, and will provide them with indemnification and release agreements providing for same. In addition, Stratasys’ directors and executive officers will be covered by Stratasys’ directors’ and officers’ liability insurance policies.

The Committee and the Board may review, from time to time, Stratasys’ indemnification and release agreements in order to ascertain whether they provide appropriate coverage. However, the Committee and the Board will not be obligated to recommend amendments to the Company’s Articles of Association or to its indemnification and release agreements.

D&O liability insurance (Claims Made):  The coverage provided by Stratasys to its directors and officers (including executive officers subject to this compensation policy) under its Directors’ and Officers’ Liability Insurance policies will be subject to the following terms (any of which may be exceeded by an amount that constitutes no more than five percent (5%) of the relevant limit amount without being deemed to deviate from this policy): (i) the coverage— both per claim and in the aggregate— will be no more than $100,000,000, as well as up to $60,000,000 for any Side A policy covering directors and officers individually; (ii) the coverage, including the limit of liability, the premiums and the deductibles, and each extension or renewal of such coverage, shall be approved by the Committee (and, if required by law, by the Board) which shall determine that (x) the total amount of the coverage is reasonable considering Stratasys’ exposures, the scope of coverage and the market conditions, and (y) the amounts of the premiums and the deductibles for such insurance coverage reflect then-current market conditions and shall not materially affect Stratasys’ profitability, assets or liabilities; and (iii) any renewal, extension or substitution will be for the benefit of the Company’s and its subsidiaries’ officers and directors and will otherwise be on terms substantially similar to or better (from the perspective of the coverage afforded to directors and officers) than those of the then-effective insurance policy, as market conditions may then allow.

D&O liability insurance (Run-off): Should the Company sell its operations (in whole or in part) and/or in case of a merger/sale, spin-off or any other significant business combination involving the Company and/or part or all of its assets, the Company may obtain a D&O liability insurance policy (run-off) for executive officers and directors in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed seven years; (b) the coverage amount will be no less than the limit afforded under the then-effective D&O liability insurance policy, both per claim and in the aggregate; and (c) the amounts of the premiums and the deductibles for such insurance coverage will reflect then-current market conditions and shall not materially affect Stratasys’ profitability, assets or liabilities.

D&O liability insurance (Public Offerings): The Company may extend the insurance policy for Office Holders in place to include coverage for liability pursuant to a future public offering of securities. The additional premium for such extension of liability coverage shall reflect then-current market conditions and shall not materially affect Stratasys’ profitability, assets or liabilities.

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